Mylo Medical Supplies LLC

Financial Statements

December 31, 2025

Table of Contents

Independent Accountant's Review Report 1

Balance Sheet 3

Statement of Operations 4

Statement of Members' Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7



Independent Accountant's Review Report

To Management of:
Mylo Medical Supplies LLC

We have reviewed the accompanying financial statements of Mylo Medical Supplies LLC (the Company), which comprise the balance sheet as of December 31, 2025, and the related statement of operations, statement of members' equity, and statement of cash flows for the period (since inception on February 27, 2025) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has yet to begin operations and substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
January 30, 2026

Mylo Medical Supplies LLC

Balance Sheet

As of December 31, 2025

(Unaudited)

Assets		
Current assets		
Cash and cash equivalents	$	24,511
Total assets	$	24,511
Liabilities and members' equity		
Liabilities		
Accrued interest on convertible note		124
Noncurrent liabilities		
Convertible note payable		30,000
Total liabilities		30,124
Member's equity		(5,613)
Total liabilities and members' equity	$	24,511

Mylo Medical Supplies LLC
Statement of Operations
For the period (since inception on February 27, 2025) ended December 31, 2025
(Unaudited)

Operating expenses		
Selling, general and administrative		
Manufacturing & prototyping	$	16,785
Travel & events		7,000
Legal and other professional fees and services		2,421
Marketing, branding & design		650
Subscriptions		250
Total operating expenses		27,106
Operating income (loss)		(27,106)
Interest income (expense)		
Interest income		31
Interest expense		(125)
Total Interest income (expense)		(94)
Net income (loss)	$	(27,200)

Mylo Medical Supplies LLC
Statement of Members' Equity

For the period (since inception on February 27, 2025) ended December 31, 2025

(Unaudited)

	Total Members' Equity
Balance at February 27, 2025	-
Net income allocation	$ (27,200)
Capital contributions	21,587
Balance at December 31, 2025	$ (5,613)

Statement of Cash Flows

For the period (since inception on February 27, 2025) ended December 31, 2025

(Unaudited)

Cash flows from operating activities		
Net income (loss)	$	(27,200)
Increase (decrease) in operating liabilities:		
Accrued interest		124
Net cash provided by (used in) operating activities		(27,076)
Cash flows from financing activities		
Proceeds from issuance of convertible notes		30,000
Capital contributions		21,587
Net cash provided by (used in) financing activities		51,587
Net increase (decrease) in cash, cash equivalents, and restricted cash		24,511
Cash, cash equivalents, and restricted cash at beginning of period		-
Cash, cash equivalents, and restricted cash at end of period	$	24,511
Reconciliation of cash, cash equivalents, and restricted cash		
Cash and cash equivalents	$	24,511

See independent accountant's review report

Mylo Medical Supplies LLC
Notes to the Financial Statements
For the period (since inception on February 27, 2025) ended December 31, 2025

1. **Summary of Significant Accounting Policies**

   a. **Nature of Operations**

   Mylo Medical Supplies LLC (the Company) is an early-stage medical device company focused on the design, development, and commercialization of patient-centered medical products intended to improve comfort, dignity, and care efficiency in clinical and home healthcare settings. The Company's initial product, MyloPan, is a modern inflatable bedpan system designed for use in hospitals, long-term care facilities, hospice, rehabilitation centers, and home care environments.

   The Company is headquartered in the state of Ohio and intends to serve healthcare providers and patients throughout the United States, with plans to expand distribution internationally over time. At present, the Company has not commenced full commercial operations. Its activities to date consist primarily of product design and engineering, prototyping and testing, quality management system (QMS) development, manufacturer evaluation, regulatory planning, branding and marketing preparation, and capital-raising efforts.

   Management expects to initiate pilot programs with select healthcare partners following completion of final prototype validation, QMS implementation, and FDA registration. The Company anticipates beginning initial pilot programs and limited commercial operations following the successful completion of its planned crowdfunding offering, which management expects to launch in February 2026.

   The Company was formed as a limited liability company in the state of Ohio on February 27, 2025.

   b. **Basis of Accounting**

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

   c. **Use of Estimates**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Mylo Medical Supplies LLC
Notes to the Financial Statements
For the period (since inception on February 27, 2025) ended December 31, 2025

1. **Summary of Significant Accounting Policies (Continued)**

   d. **Fair value measurements**

   Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

   • Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

   • Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

   • Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

   The Company does not have any assets or liabilities requiring fair value measurement.

   e. **Cash and Cash Equivalents**

   At December 31, 2025, cash and cash equivalents consisted of deposits held in a business checking account.

   The Company maintains cash balances at U.S. banks, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 for each institution. The Company's cash balances may at times exceeded federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

   f. **Advertising and Marketing Costs**

   Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was $650 in 2025.

Mylo Medical Supplies LLC
Notes to the Financial Statements
For the period (since inception on February 27, 2025) ended December 31, 2025

1. **Summary of Significant Accounting Policies (Continued)**

   g. **Income Taxes**

   The Company is treated as a partnership for federal and state income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax returns of its partners. As a result, the financial statements do not reflect a provision for income taxes.

2. **Commitments and contingencies**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

3. **Convertible note**

In December 2025, the Company issued a $30,000 convertible promissory note with compounding interest on the outstanding principal amount at the rate of ten percent (10%) per annum. Interest shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after December 1, 2027 (the "Maturity Date").

The conversion terms of the note are as described below:

Mylo Medical Supplies LLC
Notes to the Financial Statements
For the period (since inception on February 27, 2025) ended December 31, 2025

3. Convertible note (Continued)

In the event that the Company issues and sells its preferred units to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into preferred units sold in the Qualified Financing at a conversion price per unit equal to the lesser of (i) the cash price paid per unit for preferred units by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $4,000,000 by the number of outstanding common units of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common units and exercise of all outstanding options and warrants, including all common units reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of preferred units pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to preferred units sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price per unit of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the cash price per unit at which the preferred units are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into units of a newly created series of preferred units having the identical rights, privileges, preferences and restrictions as preferred units issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per unit liquidation preference and the initial conversion price per unit for purposes of price-based anti-dilution protection, which will be set in proportion to the Conversion Price; and (ii) the per unit dividend, which will be the same percentage of the Conversion Price as applied to determine the per unit dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

As of December 31, 2025, the Company recorded $124 in accrued interest on the convertible note.

Mylo Medical Supplies LLC
Notes to the Financial Statements
For the period (since inception on February 27, 2025) ended December 31, 2025

4. Going Concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to begin operations and has relied on convertible notes to fund expenses. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

5. Subsequent Event

Management evaluated all activity of the Company through January 30, 2026 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.